Exhibit 23.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-00000) of Parsley Energy, Inc. for the registration of its Class A common stock, preferred stock, depositary shares and warrants and to the incorporation by reference therein of (i) our report dated February 4, 2017, with respect to the financial statements of Double Eagle Energy Permian LLC included in the Current Report on Form 8-K dated February 7, 2017, and (ii) our report dated March 10, 2017, with respect to the consolidated financial statements of Double Eagle Energy Permian LLC included in the Current Report on Form 8-K/A dated May 3, 2017, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Fort Worth, TX

May 31, 2018